UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            SMALL BUSINESS ISSUERS
      UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             Marina Capital, Inc.
               (Name of Small Business Issuer in its charter)

             Utah                                      87-0554-016
 ..........................                     ........................
(State or other jurisdiction	      (IRS Employer Identification Number)
of incorporation or organization)


2605 Wall Ave., Ogden, Utah 84401                    (801) 394-2400
 .....................................	    .........................
(Address of principal executive offices)       (Issuer's Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class                             Name of each exchange on which
                                                each class is to be registered:

        N/A                                            N/A
 ...................                             ...................

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class                             Name of each exchange on which
                                                each class is to be registered:

     Common stock
 .....................			             ...................



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                             Marina Capital, Inc.

                                  FORM 10-SB
                               TABLE OF CONTENTS

                                    PART I


Item 1  Description of Business...........................................3

Item 2  Management's Discussion and Analysis or Plan of Operation........14

Item 3	Properties

Item 4  Security Ownership of Certain Beneficial Owners and Management...15

Item 5  Directors and Executive Officers.................................16

Item 6  Executive Compensation...........................................19

Item 7  Certain Relationships and Related Transactions...................19

Item 8  Description of Securities........................................20

                                    PART II

Item 1  Legal Proceedings................................................21

Item 2  Market Price of Securities and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters......................21

Item 3  Changes and Disagreements with Accountants.......................22

Item 4  Recent Sales of Unregistered Securities..........................22

Item 5  Indemnification of directors and Officers........................23

                                   PART III

Item 1  Index to Exhibits................................................24

Item 2  Description of Exhibits..........................................25

                                    PART IV

Item 1  Financial Statements.............................................25

Item 2  Financial Statements.............................................25

Item 3  Financial Statements and Exhibits................................25


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                                     PART I

ITEM 1. 	 DESCRIPTION OF BUSINESS

Forward-looking Statements

This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict.
In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statementnew information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in
Section 21E of the Exchange Act.

The Company Marina Capital, Inc. (the "Company") was incorporated in the
State of Utah on the 5th day of March, 1996, as a Subchapter-S Corporation. The Subchapter-S Corporation election was terminated by the Company as of January 1, 1997. The Company is considered as being in the development stage.

The Company is, and has been for the past three years, a development stage Company that is in the business of real estate development, real estate sales, mortgage brokering, land planing and business consulting. The Company identifies and develops specific parcels of real property in various locations within the State of Utah and other geographical locations. The real property may be acquired through outright purchases, lease, options or through other acceptable arrangements. In addition, the Company in some instances may act as a lender, broker, marketer or business consultant for other companies.

Business

The Company is a development stage Company which is comprised of a group of highly experienced professionals, specializing in real estate planning, development, sales, mortgage banking, marketing, consulting, acquisitions and business development. The management group has accumulated years of experience providing services in the areas of management, accounting, advertising, marketing, land planning, legal, mortgage banking, real estate sales, real estate development, and the raising of capital through equity and debt financing. Thus the Company is uniquely structured to operate as a real estate developer, broker, mortgage lender, principal, facilitator, marketer, consulting and joint venture partner.

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The Company specializes primarily in the development of real estate projects and real estate sales in the State of Utah, but will consider other geographical areas as opportunities arise. The Company develops its own residential, recreational and commercial projects as well as provides consulting and professional services for other developers.

Divisions

The Company is composed of three (3) divisions: (a) Marina Capital Development Services-land planning/engineering and consulting; (b) Marina Capital-real estate sales and marketing; and (c) Marina Capital Mortgage-originating, processing and funding construction and mortgage loans. The Company utilizes the services of each division for its own projects. The Company may also contract with third parties that require the services provided by each division.

The Company began its real estate sales business in January of 1997, opening the Ogden, Utah office in March of 1997, and the San Francisco office in April, 1998. The Company has four real estate sales associates and one mortgage loan originator.

The Market

Utah's business growth over the past several years has been extensive.
With the selection of Salt Lake City as the site of the 2002 WINTER OLYMPIC GAMES, the State's robust economy, job creation and excellent quality of life, Utah continues to generate national attention. Such rapid economic growth gives rise to continued real estate development and growth. Demand for commercial, residential, and recreation property continues to outpace supply, despite record breaking new construction and development.

The real estate market presents numerous opportunities. The Company has positioned itself in such a way as to be able to take advantage of the expected continued growth throughout the next decade, keeping in mind environmental issues and concerns, as well as community needs and desires.

In the past decade, a large number of new high-technology companies have commenced and prospered in the Salt Lake City - Provo - Ogden, Utah areas. With these new endeavors has come a well-educated work force. Numerous construction and service businesses have converted the area into a metro-plex of nearly 2 million people. Utah's growth over the past several years has been extensive. There are many indications that the growth will continue into the foreseeable future.

Employment. Utah's current employment boom is unprecedented in terms of the number of years of continued growth and the rates of increase. In 1996, Utah's job growth rate was 5.3 percent, ranking second among all states. Utah's job growth rate has now equaled or exceeded 3.0% for nine (9) consecutive years and exceeded 5.0% in four straight years. Never before in Utah's post World War II economic history has employment increased at rates this high for such a sustained period.

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The expansion of private sector jobs has fueled Utah's recent economic prosperity. Since 1986, Utah added 321,700 jobs, with 92% of the growth occurring in the private sector. Private sector employment increased from 78% of total employment to 83%. The fastest growing segments have been in the construction (6.6%), and services (6.4%) industries.

Outlook. Utah's current economic prosperity is expected to continue through 1999 and beyond. Utah's young and educated work force, strong work ethic, and low business costs help businesses succeed in Utah. The State government has also successfully kept business taxes low and fostered a reasonable regulatory environment. The substantial infrastructure investments slated to occur during the next year, and subsequent years, will continue to benefit the State's economy.

Perhaps the most important feature of the 1998 forecast has been the prognosis for Utah's current construction boom, which is in its seventh year of double-digit employment growth rates. The State Economic Coordinating Committee expects construction to remain at historically high levels in 1999. Construction projects of $25 million or more will proceed through 1999 which includes such large projects as the reconstruction of Interstate 15, completion of the Bangerter Highway, Light Rail, Snowbasin Ski Resort, Kennecott Tailings Project the State Courts Complex, Huntsman Cancer Institute, Orem Medical Center, the Central Utah Project, Micron's computer Chip Factory, State of Utah Justice Center, American Towers and Gateway buildings in downtown Salt Lake City, Thanksgiving Point, Orem Medical Center, Weber Center, West Valley Hockey Arena, Salt Lake County Jail, Provo One Freedom Center, Murray Corporate Center, Central Utah Project, Lake Park Corporate Center, Proswood-Pegass Luxury Apartments, Geneva's Air Separation plant, Danon's Yogurt Plant, and continuation of the I-15 Interstate Expansions project.

The State Economic Coordinating Committee expects employment to grow at about 4.2% in 1999. Population is forecast to increase at 2.1%, total wages, 8.5%, and personal income, 7.8%. Average wages are expected to grow faster than inflation for the third consecutive year.

Utah's Long-Term Projections. The demographic attributes that have characterized Utah in the past (the youthful and rapidly growing population) are projected to continue well into the next century. The relative strength of the economy is expected to continue as well, although there will be some convergence with national demographic and economic trends. Utah's population and employment growth rates are projected to continue to out-pace those of the nation for the 1998 through 2020 period. Utah's population is projected to reach 3.3 million by the year 2020. This rate of population growth will be sustained by a rapid rate of natural increase and a strong and diversified economy.

The majority of the new Utahns will reside along the Wasatch Front Range. The most rapid rates of growth are expected in the counties in southwestern Utah, Grand County, Summit County and Wasatch County.

Construction and Housing. The value of construction rose 13.5% to $3.5 billion in 1996 compared to $3.1 billion in 1995. Both residential and non-residential construction reached record levels during 1996 with $2.1 billion in residential construction value and $1 billion non-

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residential construction value being permitted.  New dwelling share permits reached a record level of 23,500. Population growth enhanced by net in-migration, strong economic and job growth, low vacancy rates, and low mortgage interest rates, all have contributed to this record year. Several large projects contributed to the record year in nonresidential construction. These include projects such as the $34.8 million library at Brigham Young University, the $27 million Prime Option office building, and the $65 million Court Complex.

Housing prices in Utah over the past five years and in the most recent 12-month period have increased faster than any other State. From 1991 to 1997, Utah's house price index, as published by the Office of Federal Housing Enterprise Oversight, increased by 72.7%. The house price index is derived from repeat mortgage transactions on single-family homes whose mortgages have been purchased by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. The median sales price of an existing single family home in the third quarter of 1996 was $123,100 in Utah and $120,500 for the national average. Home ownership in Utah in 1995 ranked seventh highest in the nation at 73.1%.

The Company proposes to take advantage of the State's economic growth that is expected to continue through the next decade. The Company will select real estate projects and business opportunities that will generate above average returns for the Company. The projects will be selected on the basis of location, size, purchase price, feasibility and bottom line profits.

In some instances the Company will seek to option land, obtain all the necessary approvals to subdivide these properties, pre-sell lots, exercise purchase options on land, construct the infrastructure (roads, water, sewer, etc.) and pay all the development costs in the expectation of realizing a profit. The Company may elect to sell projects at any time during the approval and development stage to another purchaser if profits warrant an early sale. In other instances, the Company may elect to finance other developers for an equity participation and eventual profits. The Company may also elect to participate in joint ventures with existing landowners rather than an option or outright purchase of the properties. On selected projects, the Company may elect to offer financing and participate in real estate and mortgage lending. The Company proposes to be a fully integrated Real Estate and Business Development Company with in-house experience in development, construction, acquisition, marketing, legal, financing and management.

PROJECTS

I.  OlymPeak Estates

	*	Location: Ogden Valley, Utah, is four miles the from Snow
		Basin Ski Resort which will be the site of the 2002 Olympic down hill events and one (1) hour from the Salt Lake City International Airport.
	*	Use: Phase One-65 acres zoned for building lots subdivided
		into 22 view lots. The lots are priced from $155,000 to $300,000. Six lots have been pre-sold.
	*	Phase Two-365 acres that will have an 18 hole destination
		golf course and planned Residential Unit Development (PRUD) 135 single family lots, 35 condominiums, commercial space.
	*	Financing Required: Phase one-$ 1.0 million - Phase Two,
                golf course construction

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                $4.0 to $6.0 million - Construct
		infrastructure - $5.0 to 8.0 million.
	*	Potential profit estimate:  Phase one-$ 1.5 million ; Phase
		two - $10 to $15 million.

Phase One:

The OlymPeak Estate project consists of 22 view lots located in Ogden Valley approximately four (4) miles from the Snow Basin Ski Resort.

Preliminary approval was obtained from Weber County on March 14, 1996. The final approval will be subject to the State of Utah Engineer and Weber County approval of the water and sewer system by the County.

The Company anticipates that final approval will be granted within three (3) to six (6) months from the date of this Registration Statement. Upon receiving the final approval construction on the roads, water and sewer system will commence and will take approximately three (3) to six (6) months to complete.

Six (6) of the lots have been reserved at a sale price between $155,000 to $226,000 per lot.

The Company has prepared the necessary documentation to form a not for profit Water and Sewer District to service the area. The documentation will be submitted to the State of Utah Engineer for approval within the next ninety
(90) days.

The Company exercised its option to purchase the OlymPeak Estate property on October 31, 1996 and entered into a five (5) year purchase agreement with the Maughan Family Partnership. The Company executed a Trust Deed and Note for the balance of the purchase price of $725,000. The original purchase price was $975,000. The terms of the note are as follows: A five (5) year note, twenty (20) year amortization schedule, with annual payments of $75,000 and a balloon payment at the end of the five (5) year period for the balance.

The Company proposes to spend approximately $1,000,000 in the construction of roads, water and sewer system for Phase One.

Phase Two:

The OlymPeak Village project is a Planned Residential Unit Development (PRUD) located on approximately 365 acres in Weber County, Utah. The current zoning for the property is FR-3.

OlymPeak Village, is a destination resort, consisting of an 18 hole golf course with clubhouse, commercial space, 145 single family view lots, and 35 condominium units.

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The project will include two ski lifts and facilities to teach beginning skiers.

This project will cost approximately $ 15,000,000 to complete.

OlymPeak Village is located approximately four (4) miles from the Snow Basin Ski Resort and three (3) miles from Pineview Reservoir. The site has views of Mt. Ogden to the west, and Pineview Reservoir to the east.

The project will be serviced by water from the OlymPeak Estates water system and by an aerated lagoon sewer system located on the property. The PRUD is a cluster development which includes commercial development, single-family lots and homes, golf and ski area plus open space. The costs for infrastructure will be greatly reduced by clustering and can be further reduced by allowing connections to third party lot owners along Snow Basin Road.

The Company proposes to identify a joint venture partner or seek financing from conventional sources in order to finance Phase One and Phase Two of the project.

II.  Ski Inn at Powder Mountain

Location. The Ski Inn at Powder Mountain property is located in Northern Utah, Cache County, and is adjacent to the main parking lot at Powder Mountain Ski Resort, eight miles from Eden, Utah. The property is located one hour from the Salt Lake City International Airport, and thirty minutes from Ogden, Utah.

Description. The proposed Ski Inn at Powder Mountain project is located on a two (2) acre parcel of mountainous unimproved land with access through the Powder Mountain Resort parking lot. The ski lifts and trails can be skied directly to and from the property.

Current Use.  The property is currently zoned FR-40 (conditional use permit).

Proposed Use. The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent.

The Company exercised its option on December 31, 1996 and in an arms length transaction, acquired the property from Ski Inn At Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a director and president of the Company was the General Partner. The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120.000. The Company proposes to allocate approximately $50,000 for the necessary entitlement work in order to obtain development approval from the county.


III.  Shupe-Williams Plaza

Location. Shupe-Williams Plaza at 26th Street and Wall Avenue near Historic 25th Street in downtown Ogden, Utah.

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Description.  The Shupe-Williams Plaza Building is a four-story building of approximately 62,500 feet located on an 85,000 square foot building lot.
The building was built in 1902 and was used as a warehouse and candy manufacturing facility. The building has been abandoned for 15 years.

Current Zoning. With the assistance of the City of Ogden, the property and building have been zoned to accommodate both residential and commercial use.

Proposed Use. The Company is currently rehabbing the building and vacant lot. The main floor will be converted into a restaurant, office and retail use.
The upper floors will be converted to Live/Work lofts. Six (6) penthouse lofts will be constructed on top of the building.

Status. The Shupe-Williams Plaza property was conveyed to the Company by the Ogden City Corporation and the Ogden City Developmental Agency on May 27, 1998. The total purchase price was $100.00. The City has also agreed to rebate $250,000 in taxes, over a five-year period.

Estimated Revenue Phase One.  $6,000,000 to $7,500,000.

Financing. The Company is in the process of financing the construction phase and has made application with several financial brokers and institutions. The first phase of construction was started in September of 1998. The Company expects construction to be completed within twelve (12) to eighteen (18) months after financing has been approved. The Company has started to pre-sell and market the lofts. Currently 20 of the units have been reserved. A trust account has been set up to hold reservation deposits until construction of the building is complete. In addition, several Letters of Intent to lease space have been received.

Recent and Significant Developments (Shupe-Williams Plaza)

The Company entered into a Real Estate Purchase Contract on October 8, 1997, with the City of Ogden, Utah, and Ogden City Neighborhood Development Agency, to purchase the Shupe-Williams Building located at 2605 Wall Avenue, including the abandoned portion of 26th Street. The total purchase price was one hundred dollars ($100.00). The City has also agreed to tax increment rebates totaling $250,000. The rebate will be made to the Company over a five
(5) year period. The closing date on the building was May 27, 1998 at which time fee simple title was conveyed to the Company.

An Agreement was entered into with the Land Development Group of Provo, Utah to act as developer/consultants for the conversion of the old Shupe-Williams candy manufacturing building. The building will be converted into a 45 Live/Work loft-condominium complex plus commercial and retail space. The building was built in 1902, has four floors (approximately 62,500-sq. ft.) on a two (2) acre lot. The proposed sale of the lofts is expected to generate approximately $6,000,000 to $7,500,000 in revenue. The Land Development Group has in the past, successfully converted buildings in Houston, Texas; San Diego, California and Salt Lake City, Utah.

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In February of 1999, negotiations were initiated with WADMAN INVESTMENTS L.L.C.
to form a joint venture development to construct a four seasons golf and ski resort on property owned by both parties. In addition, an application has been applied for with the Utah State Engineer to form a Water and Sewer District to be jointly managed by WADMAN INVESTMENTS L.L.C. and the Company.

Business Opportunities

On May 15, 1996, the Company entered into a Letter of Understanding with VR Utah, Inc., dba Business Resource Center. The Letter of Understanding sets forth the terms whereby the parties can assist and co-operate with each other from time to time in identifying business opportunities that may be of beneficial and financial interest to each party. VR Utah Inc. was founded in Ogden, Utah in September, 1981, by William J. Tabar, who is currently a director of the Company. VR Utah, Inc.'s purpose, as a business broker, is to assist business owners in the sale and/or valuation of its clients' businesses. It provides expertise in the valuation and marketing of businesses. VR Utah, Inc. also provides guidance in the selection and purchase for those clients desiring ownership of a business.

VR Utah, Inc. expanded in 1983 to include offices in downtown Salt Lake City and Murray, Utah. In 1990, an additional location was opened in St. George, Utah. Business Resource Center is a member of International Business Brokers Association, which has over 800 members. Since its founding, VR Utah, Inc. has assisted in the sale of approximately one thousand businesses.

In many instances, VR Utah's clients and customers require consulting services. The consultation may include financing options for equity, debt or a combination of both. The Company may seek to assist businesses which have recently commenced operations, development stage companies in need of additional capital for expansion into new markets, businesses seeking to develop a new product or service, and established businesses which may be experiencing financial or operating difficulties and are in need of additional capital. In addition to those businesses that VR Utah, Inc. may refer to the Company, the Company believes that there are numerous other business entities which will benefit from the infusion of capital. Thus, the Company believes ample business opportunities exist outside the real estate area.

The Company proposes to charge a fee for business consulting services. The compensation may be in the form of a consultation fee, an equity position in the business or a combination of both.

Acquisition Funding

The Company has identified three new projects that fit within the Company's profile for funding.

Wolf Creek Country Club Resort

* 	Location: Eden, Utah in Ogden Valley.
* 	Use: 2,000 acres zoned mixed use, approximately 1321 on building lots
  	and 25 acres are zoned for Commercial use.

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*       Financing Required:  $20,000,000 for purchase.
*       Potential Profit Estimate:  $20,000.000.

Lite Speed Displays, Inc.

A Utah based Company, manufacturing portable sales presentation systems for the corporate market, both nationally and internationally. The Company is seeking $180,000.00 to expand its manufacturing and sales operation. The potential profit is estimated to be $ 1,000,000 to $4,500,000 over the next 3 years.

T-RAX!
This Company manufactures a specialty sports cargo carrier designed to carry bicycles, skis and snow-boards. The Company is based in Utah. An investment of $500,000 is required to purchase the patent rights and expand the manufacturing facilities and operation.

Competition

The Company may face direct competition from other business and real estate development projects in the area, and it is possible that additional competitors will enter the Company's market. The real estate industry is highly competitive and consists of several medium and large companies who are better financed than the Company. These competitive properties may be priced lower than the price at which the property will be sold, and in some instances, may have amenities superior to those of the Company's property. In addition, there may be other real estate sales offices that may have more real estate sales people and have a better marketing plan. There can be no assurance that the Company will be able to compete successfully with present or future competitors.

Regulation

The Company is not subject to any governmental regulations other than those generally applicable to all businesses. However, the Company is regulated to the extent it deals with Federal, State and local governments regarding entitlements, such as, water, sewer, zoning and other utilities.

Employees

The Company presently has three (3) full time employees, four (4) real estate agents and one (1) mortgage loan originator. Additional employees will be hired as necessary to provide the Company's services and carry on its operations as the Company expands.

Risk Factors Relating to the Business of the Company

1. Limited 0perating History. The Company was organized on March 5, 1996, in the State of Utah, and has limited operating history and is still in the Development Stage. The Company is, in essence, a new venture and no assurance can be given that the Company will be successful.

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Accordingly, the Company's limited operating history, prohibits an effective evaluation of the potential success of the Company.

The Company's viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the real estate industry, and other business opportunities. (See "Competition" and "Management".)

The Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success for the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company operates. There can be no assurance that the Company will be able to operate profitably in the future. Its financial objectives must therefore be considered very speculative. (See "FINANCIAL STATEMENTS".)

2. Need for Additional Financing. The Company may require additional working capital or other funds at a later date for the expansion of its operations. There is no assurance that the Company will be successful in obtaining additional financing or that such financing will be available upon acceptable terms to the Company.

3. Conflicts of Interest - General. The Company's Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other business entities. (See "MANAGEMENT - - Directors and Officers").

4. Lack of Market Study. The Company has not requisitioned a formal state or regional wide marketing study by an independent marketing organization for its own purposes, therefore, there can be no assurance that there is sufficient demand to support real estate acquisitions, real estate development, real estate mortgages and real estate sales in the State of Utah.

5. Reliance Upon Officers and Consultants. The ability of the Company to operate successfully depends to a substantial degree upon its management and consultants. The assembly of a strong management team is critical to the success of the business.

6. Keyman Insurance. While the Company has obtained key-man insurance on its CEO and COO in the sum of $250,000 for each, the insurance may not be enough in the event of the loss of either or both. The loss of either party would have an adverse affect on the Company.

7. No Assurance of Properties' Appreciation. There is no assurance that the real properties will appreciate in value or upon the completed development, that they can be sold at a profit. The marketability and value will depend upon many factors beyond the control of the Company, and there is no assurance that there will be a ready market for the properties at the time the Company desires to sell the properties. The future value of the properties may be dependent upon developer demand for the properties, and there can be no assurance that demand currently exists or that it will exist in the future. The value of the properties may also be dependent upon the

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ability of the Company or a developer or ultimate user to obtain the required entitlements (zoning, utilities, roads, etc.), necessary to realize the highest and best use of the properties and generate a profit. There can be no assurance that all the entitlements can be obtained.

8. Real Property Investment. The Company will be subject to all of the risks inherent in the ownership of real estate, including changes in the general or local economic conditions, decreased demand for property, or similar matters that will affect the ability of the Company to realize its goals. Such changes can result from decreases in employment in the surrounding communities, changes in supply and demand in the real estate market, fluctuating interest rates, changes in zoning, and competing properties in the locality.

9. Competition. The Company may face direct competition from other developer's projects in the area and it is possible that additional competitors will enter the same markets as the Company's. The competitive properties may be priced lower than the price at which the properties will be sold, and in some instances, may have amenities superior to those properties under the Company's control. There can be no assurance that the Company will be able to compete successfully with present or future competitors.

10. Environmental Risks. The ownership and development of real property may subject the Company to potential liability relating to hazardous materials stored, used, or discharged on the properties and other matters relating to environmental protection, which could adversely affect the Company. In connection with the recent acquisition of the properties, the Company has performed limited, informal environmental inquiries and found no material environmental non-compliance or cleanup liabilities.

11. Dependence upon Utah Market and Economy. The Company's real estate projects are all currently located within Weber and Cache Counties in the State of Utah. The properties currently are undeveloped and are in most cases in the raw land stage or, as in one case, an old abandoned building which is in the process of being renovated and converted into live/work condominiums. The Company's performance is linked to the economic conditions in the State of Utah. A decline in the expanding economy of the State of Utah, generally, may have a materially adverse affect on the financial condition of the Company.

12. Mortgage Loan Origination and Processing. Changes in interest rates can have a variety of affects on the Company's mortgage loan origination business. The market value of fixed-rate mortgage loans has a greater sensitivity to changes in market interest rates than adjustable-rate mortgage loans. To the extent an interest rate is established for a mortgage loan in process prior to the time such mortgage loan is funded (a "locked pipeline loan"), a gain or loss on the sale of such mortgage loan may result from changes in interest rates during the period between the time the interest rate is established and the time the mortgage loan is committed for sale.

13. Dependence on Wholesale Brokers. The Company may, for a time, depend on independent mortgage brokers, and to a lesser extent, on correspondent lenders, for the origination and purchase of its mortgage loans. These independent mortgage brokers deal with multiple lenders for each prospective borrower.
The Company competes with these lenders for the independent brokers' business on the basis of price, service, loan fees, costs and other factors. The

Company's competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company.

14. Real Estate Market Conditions. The Company's business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by declining property values. Any material decline in property values reduces the ability of borrowers to use equity in the property to support any borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

15. Options to Purchase Real Property. In most instances the Company proposes to obtain control over properties by negotiating options. However, if the Company is not able to complete the entitlement process through the Federal, State, County or City Governments in time to be able to exercise its options, the Company may lose its option monies and the monies expended for the entitlement work. The Company not only would lose the option and entitlement monies, which could be as little as $10,000 to upwards of $100,000, but the lost opportunity to continue the development could adversely affect the business of the Company.

16. Lack of Geographic Diversification. Since the Company's inception, the Company has been involved in real estate projects primarily in the State of Utah. Thus, the Company could be subject to adverse economic, political or business developments and natural hazard risks that may effect the region. If the regions real estate market should experience an overall decline in property values, rates of delinquency, foreclosure, bankruptcy and loss of mortgage business may be expected to increase substantially, as compared to such rates in a stable or improving real estate market.

17. Limited Endeavors. While the Company may have access to other business opportunities, the Company's financial resources are limited and, thus, may not be able to generate sufficient revenues to make those endeavors profitable. Therefore, the risks may out weigh any profits.

18. Year 2000 Compliance. The company does not anticipate any problems with Year 2000 Compliance. The Company, however, has been in contact with its accountant, bankers, title companies and transfer agent and has been assured that all are in Year 2000 Compliance. However, if these entities are not in compliance, the Company may experience limited business interruptions.
Should noncompliance be an issue, the Company will change its accountant, banking relationship, title companies or transfer agent.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

During the next twelve months, the Company will continue in its development and promotion of the various real estate projects in progress. The final permit approvals on the OlymPeak project are expected. Construction funding for the Shupe-Williams Building and construction should be in place. The Company also expects to have identified other new projects.

While the Company has taken options and deposits on sales of OlymPeak lots and Shupe-Williams Live/Work loft units, final sales will not be realized until completion, which may not take place until the following year. Revenues are not expected to be significant until that time.

As of December 31, 1998, the Company had cash totaling approximately $214,442. During the fiscal years ending December 31, 1998 and 1997, the Company expended $377,099 and $441,517 respectively to fund operations. In addition the Company has expended $714,728 on land purchases and development.

Over the next twelve (12) months, it is anticipated that the Company will incur operating expenses of approximately $425,000 and $18,000 in debt service. It is expected that the Company's current cash position will be sufficient to satisfy its cash requirements for the next six months. Additional cash will be required to sustain operations.

The Company will be required to raise substantial additional financing in future years. There can be no assurance that such funds will be sufficient in the near term or that conditions and circumstances described herein may not result in subsequent cash requirements by the Company in the immediate future just to sustain operations. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.

During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment. Investments in development projects will continue as cash availability permits.

The Company does not anticipate any significant changes in its number of employees during the next twelve (12) months.

The Company has reviewed the primary operations of its core business and does not anticipate any problems with Year 2000 Compliance. The Company's operation is not reliant upon the proper functionality of any computer system other than those used by third party vendors. The Company believes that its banking relationships, transfer agent and title companies are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

ITEM 3.	PROPERTIES

The Company's corporate office is located in Ogden, Utah along with associates located in San Francisco, California; Denver, Colorado; Boston, Massachusetts; Lake Tahoe, Nevada; England and Scotland.

Currently the Company maintains its corporate office at 2605 Wall Avenue, Ogden, Utah. The office space is approximately 1,500-sq. ft. in the Shupe-Williams Plaza Building. The Company owns the Shupe-Williams Plaza property and pays no rent for the office space it utilizes.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group:

Name and Address                   Shares owned
of Beneficial Owner              Beneficially (1)    % Owned

Larry R. & Jean P. Walker           1,240,000           32%
195 Alhambra #3
San Francisco, CA 94123

Richard V. & Carolyn C. Murray      1,207,500           31%
3748 Divisadero Street
San Francisco, CA 94123

Sheila Kelly                          281,333            7%
4775 Summit Ridge Drive
Reno, NV 89503

Sherren O'Toole                           500         .013%
1120 Canyon Rd., #44
Ogden, UT 84404

William J. Tabar                       37,500            1%
4185 Beus Dr.
Ogden, UT 84403

Russell C. Maughan                     37,500            1%
1690 Shoshone Dr.
Ogden, UT 84403

Kevin Molinari                        196,667          5.1%
2375 Bay Street
San Francisco, CA 94123

Jon R. Blanchard                       37,500            1%
PO Box 3763
Park City, Utah 84060

Officers, Directors and 5%          3,038,500         78.2%
shareholders as a group
(7 in number)

<F1>
(1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

(2) No officer, director or security holder listed above owns any warrants, options or rights, with the exception of Kevin Molinari, who has options to purchase an additional 600,000 shares of the Company's common stock. (See
"Certain Relationships and Related Transactions.")

ITEM 5.  	DIRECTORS AND EXECUTIVE OFFICERS

The Directors and Officers of the Company are as follows:

Name                            Age              Position

Larry R. Walker*                63            Director, President, CEO
Richard V. Murray*              47            Director, COO/Treasurer
Sherren O'Toole                 59            Secretary
Sheila Kelly*                   61            Director
William J. Tabar                68            Director
Russell C. Maughan              45            Director Chairman of Board
Jon R. Blanchard                36            Vice President of Development
                                              Services

<F*>
*These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

Officers and Directors

Larry R. Walker/CEO. Mr. Walker has been President/CEO and Director since the inception of the Company. He is the principal broker for Marina Capital and Managing Member for the Shupe-Williams Plaza LLC. Mr. Walker has been a developer and manager of a major ski resort in the State of Utah. He established and managed a regional office for a national brokerage firm. Mr. Walker has owned and managed a business and financial services consulting company for small to medium sized businesses. Mr. Walker has been an executive with an investment banking firm and president of Equitable Business & Financial Services Inc., a business consulting firm, and SCOR Financial Associates, Inc., a securities consulting company. Mr. Walker also has had extensive business management, real estate development, securities and financial planning experience. He is a licensed Real Estate Broker and obtained his Real Estate Brokers License from the State of Utah in 1982. He obtained a California
Real Estate Sales License in 1986.  He also was an airline pilot for ten years.

Richard V. Murray/COO-Treasurer. Mr. Murray has been a Vice President and Director since the inception of the Company. Mr. Murray has been engaged in real estate as an investor, broker and developer since 1978. Mr. Murray has been a featured speaker for several real estate investment and brokerage firms specializing in commercial investment and development. Mr. Murray has also been a consultant for corporate CEO's and other corporate executives engaged in acquisition negotiations. Mr. Murray graduated Cum Laude from Holy Cross in 1973 with a Bachelor of Arts Degree in History. Mr. Murray obtained his California Real Estate Brokers

License in 1980. He is currently the Chief Operating Officer and Principal Broker for the San Francisco Real Estate & Investment office.

Sherren O'Toole/Secretary. Ms. O'Toole was selected by the Board of Directors to fill the remaining term of office of Secretary upon the resignation of Sheila Kelly in April of 1999. Ms. O'Toole has been involved in real estate as an investor, sales agent, property manager and real estate office manager for fifteen (15) years. Prior to that time, Ms. O'Toole was a Tax Technician and Supervisory Manager for the Internal Revenue Service for fifteen (15) years. Ms. O'Toole attended Weber State University in Ogden, Utah.

Sheila Kelly/Director. Ms. Kelly has been a Director of the Company since its inceptioin and the Corporate Secretary through March of 1999. Ms. Kelly has been involved in real estate as an investor, consultant and sales agent for fifteen (15) years. Ms. Kelly has also consulted with clients in the acquisition of residential and commercial real estate properties and has also been involved in several condominium conversion projects. Ms. Kelly attended Mon Fertiles Finishing School in Morges, Switzerland and obtained a Degree in French Literature. Ms. Kelly obtained her Real Estate Sales License from the State of California in 1973.

William J. Tabar/Business Development/Director. Mr. Tabar has been a Director of the Company since May of 1997. Mr. Tabar was co-founder of VR Utah, Inc. VR Utah, Inc. opened its first business brokerage office twenty (20) years ago in Ogden, Utah. Mr. Tabar currently owns and manages four business brokerage offices located throughout the State of Utah. Mr. Tabar is a member of the International Business Broker Association, the M & A Source, and a Certified Business Intermediary. Before co-founding VR Utah, Inc., Mr. Tabar was Chief Operating Officer and Executive Vice President of Scott USA, a privately owned company, which manufactured ski and motorcycle products domestically and internationally. Mr. Tabar holds a M.S. Degree in Chemical Engineering from West Virginia University.

Russell C. Maughan/Director. Mr. Maughan has been a Director of the Company since May of 1997 and is currently Chairman of the Board. Mr. Maughan presently serves as Vice President of Home Abstract & Title Co. in Ogden, Utah, and has been an officer and director for the past twenty (20) years. He is also a trustee, stockholder and trust officer of Home Abstract & Title Co. Mr. Maughan is designated as a Utah Registered Abstractor and Licensed Title Agent. Mr. Maughan is a General Partner of Wolf Creek Country Club Associates. He is a member of the Ogden Chamber of Commerce, Utah Homebuilders Legislative Affairs Committee and Ogden Board of Realtors. Mr. Maughan has also been a Utah State Republican Party Delegate.

Jon R. Blanchard/Development Services. Mr. Blanchard is currently Vice President of Marina Capital Development Services. Mr. Blanchard has been involved in land planning and landscape architectural design since graduating from Kansas State University's College of Architecture and Design in 1988.
He has extensive experience in land planning, landscape architectural design and consultation for various resort, hotel, skiing, golf course, light industrial, retail commercial and residential projects. Mr. Blanchard has prepared design construction documents, cost estimates, specifications and bid documents of several parks throughout New York City and has worked on high-end projects in 14 states. Mr. Blanchard is the owner and president of 13 Design Studio in Park City, Utah. Mr. Blanchard has done extensive work and consultation on Utah's

Winter Sports Park, which will be the site of all ski jumping, bobsled and luge events during the 2002 Winter Olympics.

ITEM 6.  	EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION TABLE
Annual Compensation

Name and Principal                          Other           Total
    Position             Year  Salary    Compensation     Compensation

Larry R. Walker           1999  $75,000     $9,600         $84,600
President/CEO

Richard V. Murray         1999  $75,000     $9,600         $84,600
Treasurer/COO

Jon R. Blanchard          1999  $62,400     $9,600         $72,000
Vice President/
Development Services

The Company has entered into a seven (7) year Employment Agreement with its CEO, Larry R. Walker and COO, Richard L. Murray. The Company pays both its CEO and COO, $6,250 per month, and $800 per month expense/travel allowance.

The Company has entered into a three (3) year Employment Agreement with its Vice President, Jon R. Blanchard. The Company will pay its Vice President of Development Services, $62,400 per year and $800.00 per month miscellaneous expense allowance.

Each outside Director receives $100.00 for attending meetings of the Board of Directors and all Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business.

ITEM 7.  	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, or shareholder of 5% or more, with the exception of Kevin Molinari. The Company on October 20, 1998, issued to Kevin Molinari 300,000 options to be exercised on or before October 20, 2004, at an exercise price of $2.50 per share. Additionally, the Company issued to Kevin Molinari 200,000 options to be exercised on or before December 14, 2004, at an exercise price of $2.50 per share and 100,000 options to be exercised on or before May 15, 1999 at an exercise price of $2.00 per share.

The Company has not entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, children, siblings, and in-laws), nor is any such transaction proposed.

ITEM 8.  	DESCRIPTION OF SECURITIES

Common Stock

The authorized capital stock of the Company consists of 30,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the date hereof, the Company had outstanding 3,881,184 shares of common stock.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock, no par value, of which 84,259 shares have been issued and outstanding or subscribed for as of May 15, 1999 the date hereof.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the
Board of Directors has the authority to issue these shares without shareholder
approval.   The issuance of Preferred Stock may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Utah law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.


PART II

ITEM 1.  	LEGAL PROCEEDINGS

The Company is not party to any pending litigation and none is contemplated nor has been threatened.

ITEM 2. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market For Common Stock and Related Stockholder Matters:

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 3,701,284 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

Holders of Record:

As of May 15, 1999, there were 76 holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 66.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent fiscal years.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

As of May 15, 1999 the Company had 3,881,184 shares of its $.001 par value common stock issued and outstanding of which 3,701,284 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 179,900 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Between February 20, 1996 and May 15, 1996, in connection with its formation, the Company issued a total 2,703,000 common shares to each of its three (3) founders, Larry R. Walker, received 1,230,000 shares, Richard V. Murray received 1,230,000 shares, and Sheila Kelly was issued 243,000 shares. All of the shares were issued at the par value of $.001, for a total consideration of $48,688 in cash and services. The issuance was exempt by virtue of Section 4(2) of the Securities Act of 1933, as amended.

Between May of 1996 through March of 1999, the Company issued to twenty-seven
(27) individuals an aggregate of 784,481 shares of its common stock by virtue of Section 4(2) of the Securities Act of 1933, as amended, for a total consideration of $699,473 in cash, exchange for properties and services.

On April 28, 1997, the Company completed the issuance of 138,255 shares in a transaction exempt by reason of Rule 506 of Regulation D and pursuant to
Section 4(6) of the Securities Act of 1933, as amended, at $2.00 per share for a total consideration of $276,510.

Between August 8, 1997, and April 30, 1998, the Company issued 84,259 shares of its no par value preferred stock to seven (7) people in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended in consideration of $220,778.

From February of 1998 to August of 1998, the Company issued 77,215 shares of its common stock in transactions exempt by reason of Rule 505 of Regulation D promulgated pursuant to Section 4(6) of the Securities Act of 1933, as amended, at $3.25 per share for a total consideration of $250,949.

On April 14, 1999, the Company completed an exempt offering by virtue of a 504 of Regulation D and Section 3(b) of the Securities Act of 1933, as amended, at $3.75 per share issued 179,900 shares for total proceeds of $674,625.

The Company exercised an option on December 31, 1996 and in an arms length transaction, acquired property from Ski Inn at Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a Director and President of the Company was the General Partner. The Limited

Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b)) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section
(d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                   PART III

ITEM 1.  	INDEX TO EXHIBITS

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.		Description of Document

3.1		Articles of Incorporation of Marina Capital, Incorporated.

3.2		Bylaws of Marina Capital, Incorporated.

4.0		Specimen form of Registrant's common stock.

10.1		Employment Agreement dated November 1, 1996 between Marina
		Capital, Inc., and Larry R. Walker.

10.2		Employment Agreement dated November 1, 1996 between Marina
		Capital, Inc., and Richard V. Murray.

10.3		Employment Agreement dated April 1, 1999, between Marina
		Capital Inc., and John R. Blanchard.

10.4		Option Agreements dated, October 20, 1998, between Kevin
		Molinari and Marina Capital, Inc. for 300,000 options.

10.5		Option Agreement dated, December 14, 1998, between Kevin
		Molinari and Marina Capital, Inc. for 200,000 options.

10.6		Subscription/Option Agreement dated March 15, 1999, between
		Kevin Molinari and Marina Capital, Inc. for 100,000 options.

10.7		Consent of Accountants.

23.0		Loan Agreement dated, October 31, 1996, between the Maughn
		Family Trust and Marina Capital, Inc.


ITEM 2.	DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Marina Capital, Inc.

                                                       /s/ Larry Walker
                                                       ____________________
                                                       by: Larry Walker
                                                           President
Date: June 21, 1999

                                   PART IV

ITEM 1.  	FINANCIAL STATEMENTS

See pages F-1 to F-7

ITEM 18.  	FINANCIAL STATEMENTS

ITEM 19.  	FINANCIAL STATEMENTS AND EXHIBITS

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